For Immediate Release

Exhibit 99.1

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 28, 2022 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		WITHHELD
	Number	%	Number	%
Leslie Abi-Karam	72,374,286	99.39%	444,347	0.61%
Alain Bédard	70,220,631	96.43%	2,598,002	3.57%
André Bérard	68,485,414	94.05%	4,333,219	5.95%
William T. England	70,899,877	97.37%	1,918,756	2.63%
Diane Giard	72,753,158	99.91%	65,475	0.09%
Richard Guay	69,616,659	95.60%	3,201,974	4.40%
Debra Kelly-Ennis	72,748,049	99.90%	70,584	0.10%
Neil D. Manning	71,511,072	98.20%	1,307,561	1.80%
Joey Saputo	68,979,902	94.73%	3,838,731	5.27%
Rosemary Turner	72,746,731	99.90%	71,902	0.10%

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com